

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VIA US FIRST CLASS MAIL, AND
BY FACSIMILE TO 239-597-5794

June 29, 2009

Robert E. Farnham
Senior Vice President and Chief Financial Officer
Health Management Associates, Inc.
5811 Pelican Bay Blvd, Suite 500
Naples, Florida 34108-2710

> **Re:** **Health Management Associates, Inc.**
> **Form 8-K filed February 23, 2007 in connection with a**
> **Credit Agreement executed on February 16, 2007**
> **File No. 001-11141**
> **Research No. 09-05399**

Dear Mr. Farnham:

It has come to our attention that on February 23, 2007, Health Management
Associates, Inc. filed a Form 8-K in connection with a credit agreement that it entered into
on February 16, 2007. We have concluded from the filing that:

(1) the Form 8-K included the executed credit agreement as a filed exhibit 99.1;
(2) portions of exhibit 99.1 were omitted from the filed material;
(3) those omitted portions included fifteen schedules and eleven "forms of exhibits
to the Credit Agreement;"
(4) the table of contents to the filed exhibit stated "Upon request, Health
Management Associates, Inc. ill furnish supplementally a copy of any omitted
schedule or exhibit to the Securities and Exchange Commission;" and
(5) Health Management Associates, Inc. made no attempt to comply with Rule
24b-2 in connection with the filing of the incomplete exhibit 99.1.

In this regard, we have the following comments:

(1) This Office's examination of the February 23, 2007 Form 8-K was limited to
the single issue of whether or not a complete exhibit was filed, as contemplated

Robert E. Farnham
Health Management Associates, Inc.
Page Two

> by the requirements of Item 601(b)(10) of Regulation S-K. This review is not intended to suggest that the staff does not or will not have any additional comment on any of the Health Management Associates, Inc.filings, including the February 23, 2007 Form 8-K.
> (2) There is no legal authority for the filing approach taken by the Health Management Associates, Inc. in redacting information from exhibit 99.1 to the February 23, 2007 Form 8-K and undertaking to provide the missing information to the staff upon request. Specifically, the procedures set forth in Item 601(b)(2) of Regulation S-K do not apply to the exhibit 99.1.
> (3) Rule 24b-2 provides the exclusive path by which Health Management Associates, Inc can attempt to file an incomplete credit agreement pursuant to Regulation S-K, Item 601(b)(10).

In view of the above, we request that on or before July 7, 2009 you cause Health Management Associates, Inc.to file an amendment to the February 23, 2007 Form 8-K (on Form 8-K/A) filing the exhibit 99.1 in its entirety. Alternatively, any omissions from the filed exhibit will require fully compliance with Rule 24b-2 on or before July 7, 2009. With respect to Rule 24b-2 applications, we direct you to Staff Legal Bulletin 1A at http://www.sec.gov/interps/legal/slbcf1r.htm .

Please contact me at 202-551-3506 prior to 5pm on July 1 if you wish to discuss the comments contained herein.

Sincerely,

L. Jacob Fien-Helfman
Special Counsel and Information Officer
Office of Disclosure Support